Exhibit 1

Press Release

Medicsight PLC

(“Medicsight” or “the Company”)

Third Quarter Summary Trading Statement

Medicsight PLC (AIM:MDST), industry leader in the development of Computer-Aided Detection (CAD) and image analysis software which assists in the early detection and diagnosis of disease, is pleased to announce summary Interim Results for the quarter ended 30 September 2007.

Highlights

•                                          First commercial bookings

•                                          Regulatory approval granted in Australia for ColonCAD™

David Sumner, Chief Executive of Medicsight PLC, commented: “I am delighted to announce that the Company’s first revenue bookings have taken place this quarter. This is an important commercial milestone for the Company and paves the way for anticipated profitability in 2008. In addition our contract pipeline also continues to grow and regulatory approvals continue as planned, including the initial regulatory approval for our ColonCAD™ product in Australia. In relation to future product delivery, the development group is making good progress and is on schedule to deliver against the revised product roadmap.

“The most important news item however for this quarter is the recent announcement from The American College of Radiology Imaging Network (ACRIN), a national cancer research organization sponsored and funded by the US National Cancer Institute, in relation to the ACRIN 6664 study. This large multi-centre study demonstrates that CT Colonography is as sensitive as Optical Colonoscopy when screening for colorectal polyps with a diameter in excess of 1 cm. We believe that this landmark clinical study now provides the data required to enable CT Colonography to be included in the major screening guidelines for colorectal cancer in the USA. This also makes the reimbursement landscape look very encouraging for CT Colonography in the world’s largest medical imaging market.”

Summary Financial Data

For the three months to 30 September 2007 net revenue to external customers was £6,000 (2006: nil) with an operating loss before interest and tax of £1,883,000 (2006: £551,000). For the nine months to 30 September 2007 net revenue to external customers was £6,000 (2006: nil) with an operating loss before interest and tax of £5,449,000 (2006: £3,706,000). Reflecting the funds raised in the initial public offering in June this year, the Group’s total assets at 30 September 2007 were £27,412,000 (30 September 2006: £1,169,000).

For further information:

Medicsight PLC
David Sumner	Tel: +44 (0)20 7605 7950
www.medicsight.com
Collins Stewart Europe Limited
Tim Mickley	Tel: +44 (0)20 7523 8350
Jonny Sloan	Tel: +44 (0)20 7523 8302

Media enquiries:

Abchurch
Ashley Tapp	Tel: +44 (0) 20 7398 7700
ashley.tapp@abchurch-group.com
Stephanie Cuthbert	Tel: +44 (0) 20 7398 7700
stephanie.cuthbert@abchurch-group.com	www.abchurch-group.com